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                                                                    EXHIBIT 99.1
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                 Brokat Completes Acquisition of Blaze Software
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           ADSs to begin trading on Nasdaq National Market next week


     Stuttgart, Germany and San Jose, California, September 29, 2000. Brokat AG (Frankfurt Neuer Markt: BRJ), a leading provider of software platforms for e-business solutions, today announced that it has completed its acquisition of Blaze Software, Inc. (Nasdaq: BLZE) in a stock transaction valued at approximately $579.4 million.

     Under the terms of the agreement, Brokat has acquired 100 percent of the outstanding shares of Blaze through the issuance of 5,424,000 Brokat shares in the form of American Depositary Shares (ADS). Each Brokat ADS corresponds to 0.5 Brokat underlying ordinary shares. Starting on October 2, 2000, Brokat ADS will be traded on the Nasdaq National Market under the symbol, "BROA".

     Effective immediately, Tom Kelly, previously chief executive officer of Blaze, has been appointed the chairman of the board of directors of Brokat AG's U.S. subsidiaries. Gary Shroyer, previously Blaze's chief financial officer, has been named president of the U.S. companies. The company anticipates that the integration of its U.S. subsidiaries will be completed before the first quarter of 2001. Brokat AG chief executive officer Stefan Rover has relocated to the company's North American headquarters in San Jose to lead this effort, which currently includes integration of Blaze Software, Inc. and GemStone Systems Inc. As previously announced, Brokat closed on its acquisition of GemStone in August 2000. Giving effect to Brokat`s acquisition of Blaze and GemStone on a pro formal basis, in the six months ended June 30, 2000, Brokat had revenue of DM 134.3 ($65.8) million, an operating loss of DM 237.7 ($116.6) million, and a net loss from continuing operations of DM 256.4 ($125.7) million (dollars based on an exchange rate of $1 = DM2.039).

     As a result of these recent acquisitions, Brokat is well positioned in three U.S. locations with three complementary technologies supporting its core e-services platform including customer relationship management (CRM) in San Jose, California, Java-based application servers in Portland, Oregon and financial applications in Atlanta, Georgia.

     "The fact that we quickly completed the acquisitions of GemStone and Blaze illustrates what a good match this is for all of us," stated Stefan Rover. "With the combined know-how of the three companies our position for continued expansion in both the United States and worldwide has been considerably strengthened."

                                   -- more --



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BROKAT FINALIZES ACQUISITION OF BLAZE
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     Product Integration Advances Quickly
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     Brokat announced the acquisition of Blaze and Gemstone in June, and considerable progress has already been made toward integrating the three companies' products. Blaze Software markets the Blaze Advisor Solutions Suite(TM) for bringing personalization and individualized interactions to e-business applications through the use of business rules. The Blaze Advisor(TM) software has been integrated with the GemStone/J(TM) Application Server and with Twister(TM), the e-services platform from Brokat. Twister has been also been expanded to include features used in Customer Relationship Management. Customers of all three companies can immediately take advantage of the new product integration by making use of application examples and available programming "cookbooks" to speed their installation and implementation process.


     Brokat is a leading provider of e-business software solutions worldwide. The company is also a leader in the field of Internet banking. Brokat's key product is the modular e-services platform Twister. This cross-industry software application integrates existing IT systems and applications in companies while securely linking them with electronic channels such as the Internet and mobile communications. Twister offers many features for Customer Relationship Management and Enterprise Application Integration. Among the more than 2000 companies already using Twister solutions are Allianz, Axa, Deutsche Bank 24, ABN Amro, Cable & Wireless, Charter One, Consors, DBS-Bank Singapore, debitel, Schweizer Post, SE-Banken and Toronto Dominion Bank. Brokat was founded in 1994 and has over 1200 employees in 16 countries. During the 1999 calendar year the company achieved DM 94 million in sales. Brokat AG is headquartered in Stuttgart, Germany with North American headquarters in San Jose, California. Information on Brokat and its products can be found on the Internet under www.brokat.com.

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
Media and Financial Analyst Contacts:                         Industry Analyst Contact:
Reiner Jung                  Ed Trissel                       Scott Goldberg
Company Spokesman            Managing Director                Vice President
Brokat AG                    Hill & Knowlton                  Edelman
Industriestr. 3              466 Lexington Avenue             200 East Randolph Drive
70565 Stuttgart              New York, NY 10017               Chicago, IL 60601
T: 0711/ 78 844-311          T: 212-885-0517                  T: 312-297-7414
F: 0711/ 78 844-772          F: 212-885-0570                  F: 312-240-2906
E: reiner.jung@brokat.com    E: etrissel@hillandknowlton.com  E: scott.goldberg@edelman.com



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